1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 18, 2023

VIA EDGAR CORRESPONDENCE

Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant”) (SEC File Nos. 333-148826 and 811-22175)

Dear Mr. Foor:

We are writing in response to comments you provided telephonically to Kyle Whiteman and me on August 16, 2023 with respect to the Registrant’s Post-Effective Amendment No. 322, filed as of June 26, 2023, relating to ALPS Active REIT ETF (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in Post-Effective Amendment No. 322.

1.	Comment:	The prospectus states: “Out of the unitary management fee, the Adviser pays substantially all expenses of the Fund, including the cost of sub-advisory, transfer agency, custody, fund administration, legal, audit, trustees and other services, except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund’s business.” To the extent the Fund may invest in underlying funds, consider revising this sentence to address whether the Adviser or the Fund bears the Fund’s Acquired Fund Fees and Expenses (“AFFE”), if any.

Response:	Comment acknowledged. The Fund does not currently bear AFFE, therefore the Registrant does not believe revised disclosure is necessary at this time.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Rick Noyes
Michael Lawlor